Exhibit 99.1

News Release

For Immediate Release

WEST FRASER ANNOUNCES VOTING RESULTS OF THE ANNUAL SHAREHOLDERS MEETING

VANCOUVER, B.C., April 18, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced the voting results from its Annual General and Special Meeting held on Tuesday, April 18, 2023 in Quesnel, BC.

Voting Results for the Election of Directors

A total of 69,696,525 Common shares and Class B Common shares were voted at the meeting, representing 83.41% of the votes attached to all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes in Favour	Votes Withheld	% of Votes Withheld
Hank Ketcham	65,972,655	97.19	1,907,222	2.81
Doyle N. Beneby	67,677,147	99.70	202,731	0.30
Reid E. Carter	65,845,948	97.00	2,033,929	3.00
Raymond Ferris	67,855,089	99.96	24,788	0.04
John N. Floren	66,327,081	97.71	1,552,796	2.29
Ellis Ketcham Johnson	67,553,290	99.52	326,587	0.48
Brian G. Kenning	65,771,883	96.89	2,107,995	3.11
Marian Lawson	67,680,778	99.71	199,099	0.29
Colleen McMorrow	67,387,056	99.27	492,822	0.73
Janice G. Rennie	64,808,681	95.48	3,071,197	4.52
Gillian D. Winckler	67,418,463	99.32	461,415	0.68

Voting Results for Other Matters

Shareholders approved the fixing the number of directors at eleven (11).

Shareholders approved the appointment of PricewaterhouseCoopers LLP as auditor of the Company.

The resolution on the Company’s approach to executive compensation (Say-on-Pay) as described in the Company’s management information circular dated March 9, 2023 was also approved, with 93.89% of votes cast in favour.

The resolution on the amendment, restatement and continuation of the Company’s Shareholder Rights Plan as described in the Company’s management information circular dated March 9, 2023 was also approved, with 73.19% of votes cast in favour.

Detailed voting results for the meeting are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com